SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE LAUNCHES SIXTEEN NEW PROMOTIONS-BASED PROGRAMS THIS PAST MONTH

October 27th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND - Snipp Interactive Inc. (TSX VENTURE: SPN) ("Snipp"), an international provider of marketing promotions, rebates, rewards and loyalty solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), announced today the launch of sixteen new promotions-based programs over the past month between 23rd September 2015 and 26th October 2015.

The sixteen programs were launched for twelve unique clients, eleven of which were repeat clients further integrating their promotions efforts with Snipp’s platforms.

David Hargreaves, Chief Client Officer of Snipp, said, “We are extremely pleased that a growing number of our new and repeat clients are relying on Snipp’s platform based solutions, such as SnippCheck, to easily adopt and scale-up incentive and rewards schemes. This is a continual validation of our expertise and integrated solutions.”

Below are brief descriptions of the campaigns. For contractual and competitive reasons, Snipp does not disclose the names of some of its clients on public releases. All programs are also available at www.snipp.com/clients.

Large American Spirits Manufacturer Launches Sweepstakes Promotion. This holiday-oriented promotion provides consumers the opportunity to enter a time-bound sweepstakes by texting a keyword and filling out a short form. Once completed they will receive a link to a microsite through which, as potential sweepstakes winners, they could receive up to $1000 in gift cards. See more here: http://bit.ly/1Wfj9s1

International Food And Retail Giant Launches Rewards Promotion With SnippCheck. A leading foods company (and repeat Snipp client) is running a promotion on the SnippCheck platform tied to sales of its branded spice products. Consumers who purchase these products during the promotion period can submit a picture of their receipt via text, email or web upload. SnippCheck will then validate and facilitate redemption for a free Magazine Gold subscription. See more here: http://bit.ly/1MeLaKy

Holiday Promotion For Premium Wine And Spirits Retailer. One of the largest spirits retailers worldwide has launched a US-based holiday promotion for its branded liqueur, leveraging Snipp’s receipt processing and rewards platforms. Consumers who purchase the promoted liqueurs at any retailer nationwide can snap and submit a picture of their receipt. SnippCheck will process all receipts and, post validation, send consumers an email containing their reward codes and directions to a digital storefront for redemption options. See more here: http://bit.ly/2075XtW

Retailer-Specific Promotion Launched By Packaged Foods Brand. To reward purchases at specific retailers, a leading foods brand is running a promotion on the SnippRewards platform. Consumers who purchase specially marked products at specific grocery stores during the promotion period will receive sticker-on-packs containing instructions to redeem their rewards on a PRP redemption storefront. Codes are worth one credit each, which consumers can redeem for Music or Mobile Apps. See more here: http://bit.ly/1MmcpJJ

Giant CPG Brand Promotes New SnippCheck-Enabled Experiential Rewards Promotions With Consumer Testimonials. One of the largest nation-wide CPG brands, and a repeat customer of Snipp, launched two new promotions on the Snipp platform this month.

The first is a Text-to-Win promotion, whereby consumers who purchase a qualifying product at a Walmart Store or at Walmart.com can text a picture of their receipt, and SnippCheck will process, validate and provide links to movie rewards and redemptions. See more here: http://bit.ly/1ORai0F

The second promotion is intended to drive trial and awareness of specific products at Target stores nationally, and to collect consumer testimonials. Consumers that purchase promoted products can submit an image of their receipt via text, email or web upload. They then can leave a review on the product website to receive a $25 promo code to Cloud9Living.com to redeem an experience of their choice. SnippCheck will validate all receipts for this promotion. See more here: http://bit.ly/1i9eFpr

Leading Coupon Site Seamlessly Launches Additional Rebate Offers Via Existing SnippCheck API Integration. A leading coupon site and existing Snipp client has launched two additional programs through its API integration with the SnippCheck receipt processing solution. The first promotion -- “$10 Rebate on $50+ Purchase When You Buy Online, Pick Up In Store” - is being carried out for a leading department store brand. Consumers who make qualifying purchases at the retailer’s online site, and arrange for in-store pick up during the promotion dates, can submit pictures of their receipts to the retailer website, and SnippCheck will process the rebate for the consumer.

The second promotion, carried out in partnership with a leading clothing retailer, offers $15 cash back on $100 Purchases of the retail product.

Movie Ticketing Giant Launches Additional SnippCheck Promotions For Spirits Company And CPG Brand. Snipp has launched two new promotions in partnership with a leading movie ticketing company (and existing Snipp partner). The first promotion expands upon an existing program on the SnippCheck platform, on behalf of one of the foremost spirits brands in the US. Per the program, consumers who are 21 and older, and who spend at least $35 on meals including two branded alcoholic beverages (in one transaction), can, by texting the offer keyword during the promotion period, qualify for one movie admission.

The second promotion has been launched on behalf of a leading CPG company, whereby consumers who purchase three or more family-size cereals or branded yogurts at Walmart in one transaction, can text their receipt with the promotional keyword and receive a code to redeem a $5 Walmart eGift Card.

Leading Mobile Loyalty Platform Further Integrates SnippCheck For Promotions. A leading mobile loyalty network company (and repeat client) has integrated SnippCheck into its mobile ad network and launched a new program this past month. As part of the promotion, branded tea ads displayed across the company’s network will direct consumers to a Snipp-enabled promotional microsite. Consumers who purchase the tea products can snap and upload their qualifying receipts through the microsite, which is in turn integrated with Snipp’s API. Once their receipts are validated, consumers are rewarded with loyalty points.

Large Digital/Mobile Promotions Agency Launches Additional Promotions Via SnippCheck And Web-enabled Snipp Widget. A digital, social and mobile marketing company has put together an additional promotion this past month for the world's leading synthetic engine oil manufacturer, in a bid to increase sales. SnippCheck’s receipt processing technology has been integrated such that customers can submit receipts directly via a Snipp Widget on the client’s website. The promotions are being advertised via e-mail and in-store nationwide.

CPG Giant Promotes Wellness Brand via Web-enabled Snipp Widget. In order to promote adoption of its wellness branded products, a leading CPG company is running a promotion whereby consumers who purchase $20 or more, of two or more different participating branded products in one transaction, will receive a promo code to redeem a Shutterfly photobook. Customers can submit receipts directly via a Snipp Widget on the company’s website. The company will also make a $4 donation on the qualifying participants’ behalf.

Leading Deli Meats Manufacturer Promotes Third Text-to-Win Campaign with Snipp2U. An existing Snipp client is running its third text-to-win campaign, utilizing Snipp’s Snipp2U messaging platform to promote its sponsorship of a professional American football team. Consumers can text a pre-determined keyword during the offer period and receive a link to the promotional microsite where they can enter a sweepstakes to win prizes, including tickets to a game. See more here: http://bit.ly/1H4q9kG

UK-based Movie Ticket Promoter Launches Two New Promotions with SnippCheck. In the first promotion, consumers who purchase any two of qualifying Fox DVDs at a participating retailer can submit their purchase receipt via web upload on the client’s microsite. An API integration between this site and the SnippCheck receipt processing engine is set up to manage submissions. SnippCheck will validate all receipts for the promotion, and the consumer will receive a reward of one free cinema ticket. This promotion is being run in Belgium, the Netherlands and Luxembourg.

The second promotion allows customers at Tesco stores in the UK to receive similar rewards for purchases of qualifying DVDs, via a similar API integration with SnippCheck.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Bethesda, Maryland, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. We have closed two acquisitions in the past year, the most recent being the acquisition of Hip Digital Media, Inc., a leading digital rewards platform in June 2015.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", “estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

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